

Mail Stop 6010

November 30, 2007

VIA U.S. MAIL and FACSIMILE

Richard A. Meier
Advanced Medical Optics, Inc.
Chief Operating Officer
1700 E. St. Andrew Place
Santa Ana, CA 92705

> **RE:** **Advanced Medical Optics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-31257**

Dear Mr. Meier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Financial Statements

Note 4. Product Rationalization and Business Repositioning, page 61

1.   We see that the board of directors approved a "product rationalization and
        repositioning plan" in October 2005 and that you recognized significant charges
        during fiscal year 2005 and 2006 related to this plan. Please tell us how you
        considered whether this plan is an exit activity that should be accounted for under
        SFAS 146. If it is not an exit activity under SFAS 146, please tell us why it is
        appropriate to present these costs separately in the statement of operations rather
        than within their respective financial statement line items. We see that the
        charges are for such items as organizational changes, brand repositioning,
        productivity initiatives, and sales and marketing, which appear to be on-going
        business expenses. To the extent that the plan is an exit activity under SFAS 146,
        please revise future filings to specifically describe the nature and charges for each
        separate exit activity each period. Please clearly indicate how the charges relate to
        each exit activity.

Note 5. Composition of Certain Financial Statement Captions, page 63

Goodwill, page 63

2.   We reference the disclosure that the company's change in reportable segments
        resulted in a change in the allocation of goodwill to reportable segments, effective
        January 1, 2006. Please tell us and revise future filings to disclose how you
        reassigned assets and liabilities to the reporting units. Refer to paragraph 36 of
        SAFS 142.

Note 13. Commitments and Contingencies, page 81

3.   In your response and in future filings, please disclose the nature and amount of
        any accrual related to the recall of eye care product lots in November 2006 and
        May 2007. Please clarify your estimated exposure with these recalls.

Form 10-Q/A for the quarterly period ended September 28, 2007

Item 1. Financial Statements

Note 2. Acquisitions, page 7

4.   In your response and in future filings, please disclose the nature of the intangible
        asset, developed technology rights, recorded in the acquisition of IntraLase.
        Please also discuss how the rights meet the definition of an intangible asset, as

proscribed by 39 of SFAS 141. Please also refer to paragraphs A14 and A25 of SFAS 141.

Note 6. Debt, page 14

Guarantor Subsidiaries, page 15

5.   Please tell us and disclose in future filings, in addition to your disclosure that the guarantees are joint and several, full and unconditional, whether each of the subsidiary guarantors is 100% owned by the parent company issuer. See Items 3-10(f) and (h) of Regulation S-X. You should provide a separate column for each subsidiary guarantor that is not 100% owned or whose guarantee is not wholly owned. And, in addition, provide the separate financial statements of that guarantor as required under paragraph (a) of Item 3-10. See Item 3-10(i) of Regulation S-X.

Results of Operations, page 25

In-Process research and development, page 27

6.   For the in-process research and development charge during 2007 for the acquisition of IntraLase, please disclose the following in future filings:

- Nature of projects acquired;
- Summary of values assigned to IPR&D by technology / product
- Status of the development of the work at acquisition date;
- Nature and timing of remaining efforts for completion, including estimated completion date;
- Value and risks of the purchased R&D;
- How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

7.   Additionally, in periods after a significant IPR&D charge, please discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Form 8-K dated October 25, 2007

8.   We see that you present "pro forma" laser vision correction sales. In future filings, please describe the underlying nature of the pro forma amounts. Please clarify if the amounts give effect to the acquisition of IntraLase as if it had occurred in all periods. In addition, clarify how these amounts comply with Article 11 of Regulation S-X.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief